Exhibit 16.1

June 2, 2005

Securities and Exchange Commission
100 F Street, N.E.
Washington, D.C. 20549-7561

Dear Sirs/Madams:

We have read Item 4.01 of Heritage Commerce Corp's Form 8-K dated May 26, 2005, and have the following comments:

1.   We agree with the statements made in the first sentence of the first paragraph and the second, third and fourth paragraphs of Item 4.01.

2.   We have no basis on which to agree or disagree with the statements made in the second sentence of the first paragraph and the fifth paragraph of Item 4.01.

Yours truly,

/s/ Deloitte & Touche LLP

San Francisco, California